UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                          RJR Nabisco Holdings Corp.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   74960K876
                                (CUSIP Number)

                              Marc Weitzen, Esq.
                 Gordon Altman Butowsky Weitzen Shalov & Wein
                       114 West 47th Street, 20th Floor
                           New York, New York 10036
                                (212) 626-0800

         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               October 21, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of__ Pages
                        List of Exhibits is on Page __

                                 SCHEDULE 13D

CUSIP No. 74960K876                                        Page __ of __ Pages


1     NAME OF REPORTING PERSON
            High River Limited Partnership

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /X/
                                                                        (b) //

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            WC,OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                          //

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7     SOLE VOTING POWER
                  13,964,300

      8     SHARED VOTING POWER
                  0

      9     SOLE DISPOSITIVE POWER
                  13,964,300

      10    SHARED DISPOSITIVE POWER
                  0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            13,964,300

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                              //

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.1%

14    TYPE OF REPORTING PERSON*
            PN

                                 SCHEDULE 13D

CUSIP No. 74960K876                                        Page __ of __ Pages


1     NAME OF REPORTING PERSON
            Riverdale LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /X/
                                                                        (b) //

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            WC,AF,OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                          //

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7     SOLE VOTING POWER
                  0

      8     SHARED VOTING POWER
                  13,964,300

      9     SOLE DISPOSITIVE POWER
                  0

      10    SHARED DISPOSITIVE POWER
                  13,964,300

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            13,964,300

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                              //

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.1%

14    TYPE OF REPORTING PERSON*
            OO

                                 SCHEDULE 13D

CUSIP No. 74960K876                                        Page __ of __ Pages


1     NAME OF REPORTING PERSON
            American Real Estate Holdings, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /X/
                                                                        (b) //

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                          //

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7     SOLE VOTING POWER
                  3,121,700

      8     SHARED VOTING POWER
                  0

      9     SOLE DISPOSITIVE POWER
                  3,121,700

      10    SHARED DISPOSITIVE POWER
                  0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,121,700

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                              //

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.1%

14    TYPE OF REPORTING PERSON*
            PN

                                 SCHEDULE 13D

CUSIP No. 74960K876                                        Page __ of __ Pages


1     NAME OF REPORTING PERSON
            American Real Estate Partners, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /X/
                                                                        (b) //

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                          //

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7     SOLE VOTING POWER
                  0

      8     SHARED VOTING POWER
                  3,121,700

      9     SOLE DISPOSITIVE POWER
                  0

      10    SHARED DISPOSITIVE POWER
                  3,121,700

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,121,700

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                              //

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.1%

14    TYPE OF REPORTING PERSON*
            PN

                                 SCHEDULE 13D

CUSIP No. 74960K876                                        Page __ of __ Pages


1     NAME OF REPORTING PERSON
            American Property Investors, Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /X/
                                                                        (b) //

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                          //

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7     SOLE VOTING POWER
                  0

      8     SHARED VOTING POWER
                  3,121,700

      9     SOLE DISPOSITIVE POWER
                  0

      10    SHARED DISPOSITIVE POWER
                  3,121,700

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,121,700

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                              //

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.1%

14    TYPE OF REPORTING PERSON*
            CO

                                 SCHEDULE 13D

CUSIP No. 74960K876                                        Page __ of __ Pages


1     NAME OF REPORTING PERSON
            Barberry Corp.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /X/
                                                                        (b) //

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            WC,OO,AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                          //

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7     SOLE VOTING POWER
                  140,000

      8     SHARED VOTING POWER
                  2,703,800

      9     SOLE DISPOSITIVE POWER
                  140,000

      10    SHARED DISPOSITIVE POWER
                  2,703,800

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,843,800

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

//

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            One percent

14    TYPE OF REPORTING PERSON*
            CO

                                 SCHEDULE 13D

CUSIP No. 74960K876                                        Page __ of __ Pages


1     NAME OF REPORTING PERSON
            Meadow Walk Limited Partnership

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /X/
                                                                        (b) //

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            WC,OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                          //

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7     SOLE VOTING POWER
                  2,703,800

      8     SHARED VOTING POWER
                  0

      9     SOLE DISPOSITIVE POWER
                  2,703,800

      10    SHARED DISPOSITIVE POWER
                  0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,703,800

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                              //

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Less than one percent

14    TYPE OF REPORTING PERSON*
            PN

                                 SCHEDULE 13D

CUSIP No. 74960K876                                        Page __ of __ Pages


1     NAME OF REPORTING PERSON
            Carl C. Icahn

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /X/
                                                                        (b) //

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                          //

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7     SOLE VOTING POWER
                  0

      8     SHARED VOTING POWER
                  19,929,800

      9     SOLE DISPOSITIVE POWER
                  0

      10    SHARED DISPOSITIVE POWER
                  19,929,800

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            19,929,800

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                              //

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.3%

14    TYPE OF REPORTING PERSON*
            IN

                                 SCHEDULE 13D



Item 1.  Security and Issuer

            The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on August 22, 1996, by High River Limited Partnership, a Delaware Limited Partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale"), Barberry Corp., a Delaware corporation ("Barberry"), American Real Estate Holdings, L.P., a Delaware limited partnership ("AREH") American Real Estate Partners, L.P., a Delaware limited partnership ("AREP"), American Property Investors, Inc., a Delaware corporation ("API") and Carl C. Icahn ("Icahn"), a citizen of the United States of America is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the original 13D previously filed on August 22, 1996.


Item 2.  Identity and Background

            Item 2 is amended to add the following:

            In addition to High River, Riverdale, Barberry, AREH, AREP, API and Icahn, this statement is being filed on behalf of Meadow Walk Limited Partnership, a Delaware limited partnership ("Meadow Walk"). The principal business address and the address of the principal office of Meadow Walk is 100 South Bedford Road, Mount Kisco, New York 10549.
            High River, Riverdale, Barberry, AREH, AREP, API, Icahn and Meadow Walk (collectively, the "Registrants") may be deemed to be a "group" within the meaning of Section 13(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Act").

            Meadow Walk is primarily engaged in the business of investing in securities.
            Carl C. Icahn is the sole stockholder and a director of Barberry. Barberry is the sole general partner of Meadow Walk. As such, Icahn is in a position, directly and indirectly, to determine to investment and voting decisions made by Meadow Walk.

            Neither Meadow Walk nor any executive officer or director of Barberry has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

PAGE

Item 3.  Source and Amount of Funds or Other Consideration

            Item 3 is amended to add the following:

            The aggregate purchase price of the 4,015,500 Shares purchased by the Registrants not previously reported on a Schedule 13D by the Registrants was, $109,160,463.40 (including commissions). The source of funding for the purchase of these Shares was general working capital of the Registrants and margin accounts in the regular course of business.


            Between October 10, 1996 and October 22, 1996, Meadow Walk purchased 2,703,800 Shares. The aggregate purchase for the Shares was $73,528,825.50 (including Commissions). The source of funding for the purchase of these Shares was working capital of Meadow Walk and funds borrowed pursuant to a margin account with Wagner Stott in the regular course of business.

            Between October 18, 1996 and October 22, 1996, AREH purchased 1,311,700 Shares for an aggregate purchase price of $35,631,637.90 (including commissions). Such Shares were purchased with AREH's working capital.

Item 4.     Purpose of Transaction

            Item 4 is amended to add the following:

            On October 23, 1996, Mr. Icahn visited the Chief Executive Officer of Issuer and disclosed in writing the existence of the Employment Agreement described in Item 6.

      Registrants believe that it would be in the best interests of Issuer's stockholders for Issuer to (a) seek a new Chief Executive Officer of Issuer, (b) spin off Nabisco Holdings Corp. (c) raise Issuer's annual dividend to $2.00 and maintain it at that level after the spin-off,(d) attempt to work with members of the tobacco industry, Congress, plaintiffs' lawyers and the administration toward a global legislative settlement of the tobacco litigation, and (e) not adopt a shareholder rights plan, commonly known as a poison pill, in Issuer or any of its component companies, including Nabisco Holdings Corp. Registrants are continuing to consider their future course of action with respect to the Issuer and are continuing to determine, including in discussions with third parties, the feasibility of conducting a proxy contest, either at a special meeting of stockholders or at Issuer's next annual meeting of stockholders.


Item 5.     Interest in Securities of the Issuer

            Item 5 is amended and restated as follows:

            (a) As of the close of business on October 23, 1996, Registrants, may be deemed to beneficially own in the aggregate 19,929,800 Shares representing approximately 7.3% of the Issuer's outstanding Shares (based upon the 272,108,434 Shares stated to be outstanding as of June 30, 1996, by the Issuer in the Issuer's 10-Q filing filed with the Securities and Exchange Commission (the "SEC") on July 31, 1996.)

            High River has sole voting power and sole dispositive power with regard to 13,964,300 Shares. Riverdale has shared voting power and shared dispositive power with regard to 13,964,300 Shares. Barberry has sole voting power and sole dispositive power with regard to 140,000 Shares and shared voting and dispositive power with regard to 2,703,800 Shares. Meadow Walk has sole voting power and sole dispositive power with regard to 2,703,800 Shares. AREH has sole voting power and sole dispositive power with regard to 3,121,700 Shares. Both AREP and API have shared voting power and shared dispositive power with regard to 3,121,700 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 19,929,800 Shares.

            Transactions in the Shares by any of the Registrants effected within the last sixty (60) days are described in Schedule A, attached hereto and are incorporated herein by reference. All such transactions were effected in the open market on national securities exchanges.


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

            Item 6 is amended to add the following:

            On October 22, 1996, Icahn Associates Corp. ("Associates") entered into an agreement with Gary Black pursuant to which Associates employed Black to, among other things, lead a slate of nominees for the Board of Directors of Issuer. On October 24, 1996, Black notified Icahn that even though Black continues to support the concept of Issuer spinning off Nabisco to Issuer's stockholders, Black does not wish to lead the slate. The status of the Employment Agreement remains under discussion with Black.

Item 7.     Material to be Filed as Exhibits

1.    Joint Filing Agreement of the Registrants

                                   SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 1996




RIVERDALE LLC

By:   /s/Carl C. Icahn
      Carl C. Icahn
Its:  Member


HIGH RIVER LIMITED PARTNERSHIP

By:   RIVERDALE LLC

Its:  General Partner

By:   /s/Carl C. Icahn
      Carl C. Icahn
Its:  Member


BARBERRY CORP.

By:   /s/ Carl C. Icahn
      Carl C. Icahn
Its:  Chairman of the Board


MEADOW WALK LIMITED PARTNERSHIP

By:  BARBERRY CORP.

Its: General Partner

By:   /s/ Carl C. Icahn
      Carl C. Icahn
Its:  Chairman of the Board


AMERICAN PROPERTY INVESTORS, INC.

By:  /s/ Carl C. Icahn
      Carl C. Icahn
Its: Chairman of the Board


PAGE

AMERICAN REAL ESTATE PARTNERS, L.P.
By: AMERICAN PROPERTY INVESTORS, INC.
Its: General Partner

By:   /s/ Carl C. Icahn
       Carl C. Icahn
Its:  Chairman of the Board


AMERICAN REAL ESTATE HOLDINGS, L.P.
By: AMERICAN PROPERTY INVESTORS, INC.
Its: General Partner

By:   /s/ Carl C. Icahn
      Carl C. Icahn
Its: Chairman of the Board

By:   /s/ Carl C. Icahn
      Carl C. Icahn


(Signature Page of Schedule 13D Amendment No. 1 with respect to RJR Nabisco Holdings Corp.)

                            SCHEDULE A

              Schedule of Transactions in the Shares




Name          Date       No. of Shares   Price
                         Purchased       Per Share<F1>

Meadow Walk   10/10/96    29,900         27
Limited                   29,000         27.125
Partnership              144,400         27.250

              10/11/96    88,000         27.125
                          75,000         27.250
                          25,000         27.375
                           1,500         27.5
                         106,500         27.625

              10/14/96   300,000         27.375
                          50,000         27.250
                           1,500         27.125

              10/15/96     6,000         27.250
                         196,000         27.375
                          26,000         27.625
              10/16/96   126,000         27.625
                          36,000         27.875

              10/17/96   260,000         27.5
                          48,000         27.375

              10/18/96   655,000         26.2219

              10/22/96   500,000         27.8098


American      10/18/96   350,000         26.2219
Real Estate
Holdings,     10/18/96     2,500         26.000
L.P.
              10/21/96    29,000         27.000
                         267,500         27.125
                         162,700         27.250

              10/22/96   500,000         27.8098


[FN]

<F1>
Does not include Brokerage commission